DP
6/12/13

SEC
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Section
JUN 12 2013
Washington DC
401

SECUF 13025568 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68648

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2012** (mm/dd/yy) AND ENDING **3/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **North Capital Private Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Montgomery Street, Suite 900
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James P. Dowd **415-315-9916**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD
6/14/13

OATH OR AFFIRMATION

I, **James P. Dowd**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **North Capital Private Securities Corporation**, as of **March 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this tenth
Day of June, 2013, by
James P. Dowd
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

ANDREW F. ALBRIGHT
COMM. #1966230
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2016

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North Capital Private Securities Corporation
(A Development Stage Company)

Annual Audit Report

For the Year Ended March 31, 2013, and the Period from May 20, 2010 (Inception), to March 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

North Capital Private Securities Corporation
(A Development Stage Company)

Annual Audit Report

For the Year Ended March 31, 2013, and the Period from May 20, 2010 (Inception), to March 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

North Capital Private Securities Corporation
(A Development Stage Company)

March 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
North Capital Private Securities Corporation
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation, (a development stage company) as of March 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and for the period from May 20, 2010 (inception), to March 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2013, and the results of its operations and its cash flows for the year then ended and for the period from May 20, 2010 (inception), to March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

E. Wintter + Associates

June 6, 2013

North Capital Private Securities Corporation
(A Development Stage Company)

Statement of Financial Condition

March 31, 2013

Assets		
Cash and cash equivalents	$	31,037
Prepaid expenses		6,174
Deposits		117
Total Assets	$	37,328
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	6,000
Due to affiliate		2,044
Due to shareholder		929
Total Liabilities		8,973
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		67,600
Additional paid-in capital		46,600
Accumulated deficit		(85,845)
Total Stockholder's Equity		28,355
Total Liabilities and Stockholder's Equity	$	37,328

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation
(A Development Stage Company)

Statement of Income (Loss)

For the Year Ended March 31, 2013, and the Period from May 20, 2010 (Inception), to March 31, 2013

	Year Ended March 31, 2013	May 20, 2010 (Inception), to March 31, 2013
Revenue		
Investment banking fees	$ -	$ -
Total Revenue	-	-
Operating Expenses		
Professional fees	22,148	57,952
Rent	7,992	13,727
Regulatory fees	1,033	6,333
Communications	1,818	3,018
Operating expenses	1,919	3,215
Total Expenses	34,910	84,245
Net Income (Loss) Before Taxes	(34,910)	(84,245)
Income tax	800	1,600
Net Income (Loss)	$ (35,710)	$ (85,845)

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation
(A Development Stage Company)

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2013, and the Period from May 20, 2010 (Inception), to March 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
May 20, 2010				
June 30, 2010 issuance of 6.76 shares of common stock	67,600			67,600
Net income (loss)			(50,135)	(50,135)
March 31, 2012	$ 67,600	$	$ (50,135)	$ 17,465
Additional paid-in capital		46,600		46,600
Net income (loss)	-		(35,710)	(35,710)
March 31, 2013	$ 67,600	$ 46,600	$ (85,845)	$ 28,355

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation
(A Development Stage Company)

Statement of Cash Flows

For the Year Ended March 31, 2013, and the Period from May 20, 2010 (Inception), to March 31, 2013

	Year Ended March 31, 2013	May 20, 2010 (Inception), to March 31, 2013
Cash Flows from Operating Activities		
Net income (loss)	$ (35,710)	$ (85,845)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses	(5,791)	(6,174)
Deposits	(117)	(117)
Increase (decrease) in:		
Accounts payable and accrued liabilities	(758)	6,000
States taxes payable	(800)	-
Due to affiliate	(5,661)	2,044
Due to shareholder	-	929
Net Cash Used by Operating Activities	(48,837)	(83,163)
Cash Flows from Financing Activities		
Issuance of stock	-	67,600
Additional paid-in capital	46,600	46,600
Net Cash Provided by Financing Activities	46,600	114,200
Net Increase (Decrease) in Cash and Cash Equivalents	(2,237)	31,037
Cash and cash equivalents at beginning of year	33,274	-
Cash and Cash Equivalents at End of Year	$ 31,037	$ 31,037

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation
(A Development Stage Company)

Notes to the Financial Statements

March 31, 2013

1. Organization

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 24, 2011. The Company is currently located in San Francisco, California and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and the placement of securities of private companies.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Development Stage Operations
Operations since inception were primarily devoted to raising capital, advertising the franchising opportunity, and administrative functions. There were no executed contracts from May 20, 2010 through March 31, 2013, and no revenues were earned.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2013 are as follows:

Federal	$ 12,700
State	6,300
Subtotal	19,000
Valuation Allowance	(19,000)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $19,000 has been established for those deferred tax assets that will more likely than not be unrealized. This is an $6,500 increase in the valuation allowance. The provision for federal and state taxes in the current year was $0 and $800 respectively.

At March 31, 2013, the Company has available both federal and state NOL carryforward totaling $81,621 and $76,542, respectively. The federal and California NOL carryforwards begin expiring in the year ending March 31, 2031.

4. Related Party Transactions

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of fifty percent of such overhead costs. For the year ended March 31, 2013, and the period from May 20, 2010 (Date of Inception), to March 31, 2013, the Company paid North $17,579 for these services. At March 31, 2013, there was 2,044 payable to North.

At March 31, 2013, there was $929 payable to the owner of North for expenses paid on the Company's behalf.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2013, the Company's net capital was $22,064 which exceeded the requirement by $17,064.

6. Subsequent Events

The Company has evaluated subsequent events through June 6, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

North Capital Private Securities Corporation
(A Development Stage Company)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2013

Net Capital		
Total stockholder's equity	$	28,355
Less: Non-allowable assets		
Prepaid expenses		6,174
Deposits		117
Total non-allowable assets		6,291
Net Capital		22,064
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $8,973 or $5,000, whichever is greater		5,000
Excess Net Capital	$	17,064

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2013)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2012	$	22,064
Increase in stockholder's equity		1,695
Increase in non-allowable assets		(1,695)
Net Capital Per Above Computation	$	22,064

See independent auditor's report and accompanying notes.

North Capital Private Securities Corporation
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
North Capital Private Securities Corporation
San Francisco, California

In planning and performing our audit of the financial statements of North Capital Private Securities Corporation (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended March 31, 2013, and this report does not affect our report thereon dated report dated June 6, 2013.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

E. Hewitt + Associates

June 6, 2013

Grant Thornton
An instinct for growth™